

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2017

VIA E-mail

Mr. Mark Matthes, Esq.
Associate General Counsel
The Variable Annuity Life Insurance Company
2919 Allen Parkway, L4-01
Houston, Texas 77019

> **Re: The Variable Annuity Life Insurance Company Separate Account A**
> **Registration Statement on Form N-4**
> **Filed October 13, 2017**
> **File No. 333-220957**

Dear Mr. Matthes:

We have reviewed the captioned filing and are providing our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please advise whether this filing is intended to serve as an amendment to the registrant's existing 40 Act registration statement. If so, please mark the filing accordingly.

2. Please clarify whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

3. We note several places in the disclosure where it is noted that there may be material state variations with respect to a feature or result. In each such instance, please disclose all material variations by state with specificity.

4. Please file all exhibits before requesting acceleration so that the staff may review them.

Cover Page

5. Please add disclosure that the death benefit and other guarantees under the Contract are payable from the general account and subject to the Company's financial strength and claims paying ability.

Examples, page 5

6. Please indicate that the examples apply whether or not the Contract Owner surrenders or annuitizes the Contract at the end of each period.

Selected Purchase Unit Data, page 5

7. Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the Contract because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

Transfers, page 6

8. We note the first sentence of this section. Please clarify your disclosure as to whether the Contract Owner is prohibited from making transfers while an Advisory Program is in place. Please also clarify your disclosure throughout the remainder of the document as to whether a Contract Owner must always have an Advisory Program in place. For instance, please address this point in the following sections:

    *   On page 13, under Advisory Program;
    *   On page 13, the first sentence and the last paragraph in the section "Reallocations & Transactions Instructions;" and
    *   On page 14, under "Termination of the Advisory Program" and "Transfers Between Investment Options."

Distribution of the Contract, page 8

9. In the last paragraph, please clarify who receives the remainder of the investment advisory fees paid pursuant to the Advisory Program.

Fixed Account Options, page 8

10. We note disclosure that "[t]he guarantees are backed by the claims-paying ability of the Company, and not the Separate Account." Please revise this disclosure to add that payments from the general account are subject to the Company's "financial strength."

11. Please delete the disclosure stating that "the SEC has not reviewed data in this prospectus that relates to Fixed Account Options." In general, please refrain from stating the staff's level of review with respect to this disclosure.

12. Please disclose how an investor may obtain current interest rates.

Account Establishment, page 12

13. We note the following disclosure: "Periodic Payment minimums apply to each Periodic Payment made. The Single Payment minimum applies to each of your accounts." Please clarify this disclosure. Please also define the capitalized terms and capitalize them consistently throughout the document.

14. In the first bullet point in this section, please revise the disclosure to state that the account will be established within 2 Business Days. See Rule 22c-1(c) under the 40 Act.

When Your Account Will Be Credited, page 12

15. We note disclosure stating "It is your responsibility to ensure that the Purchase Payment is promptly posted to the appropriate account." Please provide the basis for assigning this responsibility to investors.

Advisory Agreement and Fees, page 13

16. We note the third sentence of this section. Please disclose the consequences of having the Advisory Program Fee deducted from the Account Value (e.g., such deductions are treated as withdrawals and subject to tax consequences and penalty if the Contract Owner is less than 59½ and reduces the death benefit.). If true, please also disclose that the Advisory Program Fee does not have be withdrawn from Account Value and may be paid with other Contract Owner assets. Please direct the Contract Owner to consult with his/her financial and/or tax advisors regarding the advisability of deducting the Advisory Program Fee from Account Value.

Transfers Between Investment Options, page 14

17. If the company is reserving the right to charge a fee for transfers, please include the maximum charge in the fee table.

Fees and Charges, page 15

18. Please disclose whether fees and charges are prorated for any period, if the Contract is held for only a part of a period. Please also revise the definition of Account Value to address this point.

Separate Account Charges, page 15

    19. Please disclose the current charges if different from the guaranteed maximum charges.

Advisory Program Fees, page 16

    20. Disclosure states that the Advisory Program Fee "will be an annual percentage of the total Account Value and will be deducted quarterly." Please clarify whether this is true only if VFA is the Investment Adviser.

Variable Payout, page 16

    21. Please specify that the variable payout is the default option. See Guide 12 to Form N-4.

Joint and Survivor Life, page 17

    22. Please disclose if any Payout Payment will be made if the Annuitant dies before the first payment in each instance discussed in this paragraph.

Delay of Payment, page 18

    23. Please explain your basis for a delay of up to six months upon redemption for amounts invested in the Variable Account Options or revise your disclosure.

    24. Please clarify that subsection (1) in the second paragraph refers to delays beyond seven days in accordance with Section 22(e) of the 40 Act.

Amount That May Be Surrendered, page 18

    25. In the formula for Allowed Surrender Value, please clarify that the Applicable Investment Advisory Fee will be subtracted from Account Value if the Contract Owner pays this fee with funds from the account.

Partial Surrenders, page 18

    26. In the last paragraph of this section, please clarify whether what is being described there is different from "forced surrenders" as described in the next subsection. In that regard, please clarify in the next subsection whether the Contract Owner will be given notice before the account is closed in a forced surrender.

Death Benefits, page 19

27. We note the following disclosure in this section: "If the Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary's life expectancy." Please clarify this disclosure.

During the Payout Period, page 21

28. Please describe in more detail the joint and survivor life with guaranteed periods option, which doesn't appear on page 17.

29. Please disclose in greater detail the "more favorable treatment under federal tax law" referenced at the end of this section.

Cancellation -- The "Free Look" Period, page 21

30. Please revise the disclosure in the second to last sentence regarding the refund the Contract Owner will receive if the free look right is exercised. Please state that you will refund the Account Value, except in states and under IRA contracts that require the return of Purchase Payments. In those states and under IRA contracts, please disclose that you will return the greater of Purchase Payments or Account Value. If you do not return Account Value, if greater, please disclose that the Contract Owner has the right to obtain surrender value and the tax implications of the surrender. See Penn Mutual No-Action Letter (May 21, 1976).

We Reserve Certain Rights, page 21

31. Please disclose who must approve the described changes and how investors will be notified thereof.

How Fund Shares Are Voted, page 22

32. If the Company is subject to a mixed and shared funding order, please add disclosure stating that shares owned by the Company and its affiliates for their own benefit will also be proportionately voted.

33. Please add disclosure specifying that, as a result of proportionate voting, the vote of a small number of Contract Owners can determine the outcome of a proposal.

Legal Proceedings, page 24

34. Please disclose the factual basis alleged to underlie the disclosed proceeding and the nature of the claim.

Financial Statements, page 24

 35. Please explain the reference to "American Home."

   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

   A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

   We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact me at (202) 551-3503 if you have any questions.

        Sincerely,

        /s/ David L. Orlic

        David L. Orlic
        Senior Counsel